Exhibit (e)(12)

5005 East McDowell Road

Phoenix, AZ 85008

http://onsemi.com

November 26, 2009

HIGHLY CONFIDENTIAL

Board of Directors

California Micro Devices Corporation

490 N. McCarthy Boulevard #100

Milpitas, California 95035

Attention: Robert Dickinson, President, CEO & Director

As indicated in our letter dated November 23, 2009 and our subsequent discussions and communications, we continue to maintain a strong interest in pursuing an acquisition of California Micro Devices Corporation (“Cal”) by ON Semiconductor Corporation (“Oregon”) (the “Acquisition”). This letter sets forth the terms upon which Oregon and Cal agree to continue discussions regarding the Acquisition.

To induce Oregon to continue its evaluation of the Cal business and continue discussions regarding the Acquisition, Cal and Oregon agree as follows:

1.	Prior to the earlier of December 18, 2009 or the execution of a definitive agreement, Cal shall not, and will not permit any of its officers, directors, employees, agents or representatives (including without limitation, investment bankers, attorneys and accountants), directly or indirectly, to (a) initiate contact with, (b) make, solicit, or encourage any inquiries or proposals from, (c) enter into, or participate in, any discussions or negotiations with, (d) disclose, directly or indirectly, any information not customarily disclosed concerning the business and properties of Cal, its subsidiaries or affiliated companies to, (e) approve, endorse or recommend any proposal from, or enter into any letter of intent or agreement related to any proposal from, or (f) afford any access to any of Cal’s respective properties, books and records to any person, other than Oregon and its representatives and advisors in connection with the Acquisition, in connection with any proposal relating to any merger, business combination, share exchange or other transaction involving the purchase or acquisition of common stock, other equity securities or assets of Cal or other transaction inconsistent with consummation of the Acquisition (an “Acquisition Proposal”).

2.	Cal will immediately cease all discussions, communications and negotiations in respect of any Acquisition Proposal and during the above referenced period will notify Oregon in writing immediately if Cal or any of its respective agents, advisors or representatives receive any interest or inquiry regarding an acquisition.

The parties hereto agree that this letter shall be governed by, and construed in accordance with, the laws of the State of Delaware.

Exclusivity Agreement Letter

November 26, 2009

Please contact me if you have any questions regarding the content of this letter. Otherwise, please indicate the concurrence of Cal with this letter by executing in the space provided below and returning a copy to me at your earliest convenience. I look forward to the successful completion of the Acquisition.

Very truly yours,

ON SEMICONDUCTOR CORPORATION

By:	/S/ KEITH D. JACKSON
Name:	Keith D. Jackson
Title:	President and Chief Executive Officer

AGREED AND ACCEPTED:

CALIFORNIA MICRO DEVICES CORPORATION

By:	/S/ ROBERT V. DICKINSON
Name:	Robert V. Dickinson
Title:	President and CEO